Denali Capital Acquisition Corp.

June 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Franklin Wyman, Angela Connell, Jessica Dickerson, Joe McCann

Re:	Denali Capital Acquisition Corp.

Semnur Pharmaceuticals, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 21, 2025

File No. 333-283019

Ladies and Gentlemen:

Denali Capital Acquisition Corp., a Cayman Islands exempted company (the “Company”), files herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-4 filed on November 6, 2024, as previously amended by Amendment No. 1 filed on April 21, 2025 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated May 19, 2025 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.

We note your response to prior comment 6. Specifically, we note your revised disclosure that it is a condition of the consummation of the Business Combination that the New Semnur Common Stock and New Semnur Warrants after the Domestication and prior to the Effective Time “remain listed or quoted on the applicable Stock Exchange through the Effective Time, the listing application for the listing of the New Semnur Common Stock and New Semnur Warrants following the Effective Time have been approved by Nasdaq or other Stock Exchange....” Given the recent delisting of Denali’s securities from Nasdaq and the revisions to your definition of “Stock Exchange” to refer to Nasdaq and the OTC Markets, please further revise your disclosure here and throughout the registration statement as appropriate to clarify whether the listing of the New Semnur Common Stock and New Semnur Warrants on the Nasdaq Capital Market is a condition to completion of the Business Combination or whether quotation on the OTC Markets would suffice.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages iv and xiii of the cover page and pages 41, 140, 149, 158-160, 227 and 420 of Amendment No. 2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

June 11, 2025

2.

Please revise to disclose whether a new listing application has been filed with Nasdaq or the planned timing for such application, if applicable. Clarify whether Denali shareholders will know the status of the listing application and/or any waivers of the merger condition prior to voting on the proposals.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages iv and xiii of the cover page and pages 140, 149 and 420 of Amendment No. 2 in response to the Staff’s comment.

Why is Scilex conducting the Business Combination and related transactions?, page 8

3.

We note your response to prior comment 27 and your disclosures on pages 196 and 292. Please revise the Q&A to clarify that Syneos Health prepared the study during the 2020-2021 timeframe. With regard to the 3.6% average annual market growth rate, please clarify the applicable date range used in the Syneos study. Also, clarify the growth rate used by Semnur’s management for the five-year period following commercialization (2028-2033) and briefly discuss its basis for using this growth rate.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 8, 199-200 and 202 of Amendment No. 2 in response to the Staff’s comment.

Questions and Answers about the Business Combination and the Meeting

What are the possible sources and the extent of dilution that public shareholders..., page 13

4.

Please tell us where you have provided the dilution disclosure required by Item 1604(c) of Regulation S-K or revise your prospectus to provide such disclosure. In this regard, Item 1604(c) requires tabular disclosure at the selected redemption levels of your net tangible book value per share, as adjusted to give effect to material probable or consummated transactions and other material effects on your net tangible book value per share from the Business Combination, compared to your IPO offering price.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 15-16 of Amendment No. 2 in response to the Staff’s comment.

Proposal 1 – The Business Combination Proposal

Background of the Business Combination, page 170

5.

We note your added disclosure on page 176 regarding a draft of the Merger Agreement Amendment. Please revise your disclosure to briefly describe the events and discussions leading up to the Merger Agreement Amendment.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 179 of Amendment No. 2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

June 11, 2025

Opinion of CB Capital

Comparable Company Analysis, page 181

6.

We note your response to prior comment 19. Please further revise your disclosures to clarify how Semnur compares with the companies identified in this section based on the criteria used for selection of such companies. For example only, we note CB Capital’s use of market capitalization and financial performance in selecting the companies.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 185 of Amendment No. 2 in response to the Staff’s comment.

7.

We note your response to prior comment 20. Specifically, we note your statement that the Denali Board gave its approval with respect to the methodologies concerning the composition of the comparable companies. Please further revise your disclosure to clearly state whether Denali’s Board reviewed the list of comparable companies selected by CB Capital and agreed that these companies are comparable to Semnur.

Response: The Company respectfully advises the Staff that the disclosure in Amendment No. 1 inadvertently conveyed that the Denali Board gave separate, specific approval to CB Capital’s methodologies concerning the composition of the comparable companies included in its analysis. The phrase “to which the Denali Board gave their approval” was intended to refer to the Denali Board’s approval of the Merger Agreement and the Business Combination as a whole, not to a separate, specific approval of CB Capital’s methodologies concerning the composition of the comparable companies included in its analysis.

The Company respectfully advises the Staff that it has revised the disclosure on page 186 of Amendment No. 2 to clarify the nature of the Denali Board’s approval, the scope and nature of the Denali Board’s review of CB Capital’s comparable company analysis, and to directly address the Staff’s inquiry regarding whether the Denali Board agreed that the selected companies were comparable to Semnur.

Certain Semnur Projected Financial Information, page 193

8.

We note your response to prior comment 26. Please explain your basis for including revenues from Non-LR indications beginning in 2027. In particular, please explain which indications you are targeting for treatment with SP-102 and quantify the projected revenues derived from each indication for each year presented (FY2027-FY2043). Discuss whether these projections assume that you will have FDA regulatory approval for each indication and, if so, when such approval would be obtained. Revise the Business section to present any pre-clinical and/or clinical data supporting commercialization for each indication, or advise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 199-200 and 202 of Amendment No. 2 to explain Semnur’s basis for including revenues from Non-LR indication beginning in 2027. The Company further advises the Staff that Semnur (i) is not currently targeting or otherwise seeking FDA approval for the use of SP-102 for any Non-LR indications but rather that Semnur management believes that SP-102 will be used “off-label” for certain indications (as described in Amendment No. 2), given that corticosteroid injections are commonly used off-label for the management of various types of pain, and (ii) has not quantified projected revenues for each such indication and has only done so on an aggregate basis, as a percentage of estimated gross sales. The Company further respectfully advises the Staff that it has revised the disclosure on pages 199-200 and 202 of Amendment No. 2 to clarify the foregoing.

Certain Semnur Projected Financial Information

Semnur Management Projections – Best Case Projections, page 198

9.	Semnur’s projected operating income for FY2032 and FY2033 does not appear to be mathematically correct. Please revise to correct projected operating income for these years.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 201 of Amendment No. 2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

June 11, 2025

Proposal 3 – The Charter Approval Proposal

Reasons for the Approval of the Charter Approval Proposal, page 231

10.

We note your response to prior comment 28. Please revise your disclosure in this section to disclose the number of additional authorized shares (i.e., what portion of the proposed increase in authorized shares), if any, needed to complete the Business Combination.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 234-235 of Amendment No. 2 in response to the Staff’s comment.

Proposal 7 – The Nasdaq Proposal, page 245

11.

We note your statement that you are required to obtain stockholder approval of the Nasdaq Proposal pursuant to Nasdaq Listing Rules 5635(a) and (b). Please revise your disclosure in this section to state that your securities have been delisted from Nasdaq and to clarify whether, given such delisting, approval of the Nasdaq Proposal is required to complete the Business Combination and whether the Nasdaq Proposal is still a Condition Precedent Proposal.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 249 of Amendment No. 2 in response to the Staff’s comment.

Our Company, page 287

12.

We refer to prior comment 29 and note your disclosures on page 288 and elsewhere concerning the Type C meeting that Scilex/Semnur had with FDA in November 2023. Please revise to explain in greater detail the specific disagreement between the parties and the guidance regarding expectations for the additional confirmatory trial needed prior to a 505(b)(2) NDA filing. In this regard, it is unclear whether FDA was concerned about the size of the completed CLEAR-1 trial, the endpoints assessed or not assessed in the trial, the results reported, or something else.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the FDA did not express disagreement with, or concerns about, the size, the endpoints, or results of the completed CLEAR-1 trial. In fact, the FDA had not yet been provided with full access to the clinical data of the CLEAR-1 trial prior to the Type C meeting. As a precautionary measure, the FDA requested a confirmatory CLEAR-2 trial, which request was due to the fact that there are currently no FDA-approved epidural steroid products for the treatment of sciatica. In response to the Staff’s comment, the Company has revised the disclosure on pages 87-88, 114 and 292 of Amendment No. 2 to clarify the foregoing and to provide more detail with respect to the guidance provided by the FDA regarding the CLEAR-2 trial.

U.S. Securities and Exchange Commission

June 11, 2025

13.

We refer to prior comment 29 and note your disclosures on page 288 and elsewhere concerning the Type D meeting that Scilex/Semnur had with FDA in February 2024. Please revise to disclose in greater detail the additional guidance provided by FDA at this meeting concerning the confirmatory trial design. Also, disclose the primary endpoints, and any secondary endpoints, that have been established for the CLEAR-2 trial, or advise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 87-88, 114 and 292 of Amendment No. 2 in response to the Staff’s comment.

Our Strategy, page 288

14.

We note your revisions in response to prior comment 30 as well as the disclosures on pages 309 and 311 concerning circumstances where FDA may approve a drug product based on the results of a single adequate and well-controlled Phase 3 trial for excellent design and which provides highly reliable and statistically strong evidence of important “clinical benefit.” Given your revised disclosures on pages 289 and elsewhere concerning the “clinical benefit” and “tolerability” assessed in the CLEAR- 1 trial, please tell us, and, if applicable, revise to indicate, whether Semnur’s planned NDA application would seek approval on this particular basis. Also, please revise where appropriate to explain in greater detail the “clinical benefit” standard including how it is demonstrated.

Response: The Company respectfully advises the Staff that Semnur’s planned NDA application will not seek approval based on the results of a single adequate and well-controlled Phase 3 trial for excellent design and which provides highly reliable and statistically strong evidence of important “clinical benefit.” The Company further advises the Staff that it has revised the disclosure on page 314 of Amendment No. 2 to explain the “clinical benefit” standard and how it is demonstrated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semnur Liquidity and Capital Resources, page 329

15.	We note your response to prior comment 35; however, we do not see the revised disclosure you reference on page 331. Please revise or advise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 335-336 of Amendment No. 2 in response to the Staff’s comment.

Notes to the Unaudited Pro Forma Condensed Financial Information

Note 1 – Description of Business Combination, page 342

16.

We note your response to prior comment 36 and the revisions you made to your pro forma financial statements to include autonomous entity adjustments to reflect the operation of Semnur as a standalone reporting entity pursuant to the Transition Services Agreement to be executed in connection with closing of the Business Combination. Your disclosure on page 344, however, continues to state that no such adjustments have been provided. Please revise accordingly.

U.S. Securities and Exchange Commission

June 11, 2025

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the autonomous entity adjustments were included in the unaudited pro forma condensed combined statements of operations. However, no such adjustments were made to the unaudited pro forma condensed combined balance sheet, as such adjustments are not required to be made as management does not anticipate any net asset impact. The Company has revised the disclosure on page 352 of Amendment No. 2 in response to the Staff’s comment to further clarify this point.

Note 3 - Transaction Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2024, page 344

17.

Please clarify why pro forma adjustment (I) to reflect conversions and recapitalization of Semnur historical equity into New Semnur Common and Class A Preferred Stock results in a negative $1.6 million balance for Semnur Common Stock under each redemption scenario or revise accordingly. It would appear that Semnur historical equity accounts should have a balance of zero after the recapitalization and Business Combination transactions. Please also revise to more clearly describe your pro forma equity adjustments in general such that adjustments to Semnur and Denali historical equity balances are easily discernable from adjustments for transactions occurring subsequent to the most recent balance sheet date.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 353-355 of Amendment No. 2 in response to the Staff’s comment.

Future Stockholder Proposals and Nominations, page 445

18.

Please update this section as appropriate. In this regard, we note your disclosure in the first paragraph that, if the Business Combination is not completed, you anticipate the 2024 annual meeting of shareholders will be held no later than December 31, 2024.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 453 of Amendment No. 2 in response to the Staff’s comment.

* * *

U.S. Securities and Exchange Commission

June 11, 2025

Please do not hesitate to contact Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 with any questions or comments regarding this letter.

Sincerely,

By:	/s/ Lei Huang
Lei Huang
Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP

Jeff Hartlin, Paul Hastings LLP

Elizabeth Razzano, Paul Hastings LLP

Jaisim Shah, Chief Executive Officer and President, Semnur Pharmaceuticals, Inc.